REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
T Capital Funding, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption Report from SEC Rule 15c3-3, in which (1) T Capital Funding, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which T Capital Funding, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) T Capital Funding, LLC stated that T Capital Funding, LLC met the identified exemption provision throughout the most recent fiscal year without exception. T Capital Funding, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T Capital Funding, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

Friedman LLP
New York, New York
February 15, 2017